As filed with the Securities and Exchange Commission on August 15, 2011.

File No. 812-13891

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER OF EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN
DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of

Investment Managers Series Trust

and

Palmer Square Capital Management LLC

Please direct all written or oral communications concerning this Application to:

Laurie A. Dee, Esq.
Bingham McCutchen LLP
Plaza Tower, 18th Floor
600 Anton Boulevard
Costa Mesa, CA 92626
(714) 830-0679 (Office)
(714) 830-0700 (Fax)

with copies to:

Christopher D. Long, President
Palmer Square Capital Management LLC
4200 West 115th Street, Suite 100
Leawood, KS 66211

This Application (including exhibits) consists of 20 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF
Investment Managers Series Trust
803 West Michigan Street
Milwaukee, WI 53233
and

Palmer Square Capital Management LLC
4200 West 115th Street, Suite 100
Leawood, KS 66211

Investment Company Act of 1940
File No. 812-13891

SECOND AMENDED AND RESTATED
APPLICATION PURSUANT TO
SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940 FOR AN
ORDER OF EXEMPTION FROM
SECTION 15(a) OF THE ACT AND
RULE 18f-2 UNDER THE ACT AND
FROM CERTAIN DISCLOSURE
REQUIREMENTS UNDER VARIOUS
RULES AND FORMS

I.	INTRODUCTION

Investment Managers Series Trust (the “Trust”), on behalf of its Palmer Square Absolute Return Fund (the “PS Fund”), and Palmer Square Capital Management LLC (“Palmer Square”) (collectively, the “Applicants”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, to permit Palmer Square, or any entity controlling, controlled by or under common control with Palmer Square or its successors1 (any such entity, together with Palmer Square, an “Adviser”) subject to the approval of the board of trustees of the Trust (the “Board”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment sub-advisers (each, a “Sub-Adviser”)2 to manage all or a portion of the assets of a Fund3 pursuant to an investment sub-advisory agreement with a Sub-Adviser (each a “Sub-Advisory Agreement” and together the “Sub-Advisory Agreements”); (b) materially amend Sub-Advisory Agreements with the Sub-Advisers; and (c) assign a Sub-Advisory Agreement as a result of a change in control, without the necessity of obtaining shareholder approval of the new or amended Sub-Advisory Agreement. Applicants also apply for an order of the Commission under Section 6(c) exempting a Fund from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (3) certain financial statement disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “1933 Act”) (which may be deemed to require various disclosures regarding sub-advisory fees paid to Sub-Advisers).

1	For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or change in the type of business organization.

2
If an Adviser wishes to use sub-advisers that are “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, a Fund or the Adviser (other than by reason of serving as a sub-adviser to the Fund) (“Affiliated Sub-Advisers”), to assist with monitoring and/or management of certain markets with which the Affiliated Sub-Advisers have expertise, shareholder approval of the sub-advisory agreement with any Affiliated Sub-Adviser will be obtained.  The requested relief will not extend to Affiliated Sub-Advisers.

3
Applicants also request relief with respect to existing and future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by an Adviser; (b) uses the managers of managers structure described in the application (the “Manager of Managers Structure”) and (c) complies with the terms and conditions of this application (together with the PS Fund, the “Funds” and each, individually, a “Fund”). All entities that currently intend to rely on the requested order are named as Applicants. If the name of any Fund contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Fund will precede the name of the Sub-Adviser.

Applicants are seeking this exemption to enable an Adviser and the Board to obtain for a Fund the services of one or more Sub-Advisers believed by the Board and an Adviser to be particularly well-suited to manage the assets of the Fund pursuant to each Sub-Adviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders. Under a Manager of Managers Structure, an Adviser will evaluate, allocate assets to, and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

In order to establish an effective Manager of Managers Structure, Applicants request exemptive relief from certain provisions of the 1940 Act specified above so that shareholder approval of a Sub-Adviser hired by an Adviser with respect to a Fund or a material change to a Sub-Advisory agreement is not needed. Moreover, relief is requested to permit a Fund not to disclose in its prospectus, proxy statement and other public documents the fee paid to a particular Sub-Adviser in a co-subadvised or multi-sub-advised arrangement with the Fund. The total investment advisory fee paid by a Fund to an Adviser and the aggregate amount of investment advisory fees paid to Sub-Advisers of such Fund will be fully disclosed. For the reasons discussed below, Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without the requested exemptive relief, a Fund may be precluded from promptly and timely employing, terminating or replacing Sub-Advisers or may be subject to the delays and additional expenses of proxy solicitation when employing, terminating or replacing Sub-Advisers in accordance with the specific needs of the Fund.

II.	BACKGROUND

A.	The Trust

The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company. Currently, the Trust is comprised of 35 separate series. A registration statement on Form N-1A relating to the PS Fund has been filed with the Commission pursuant to Rule 485(a) of the 1933 Act and subsequently became effective on May 16, 2011. An Adviser will serve as investment adviser to each Fund pursuant to an investment advisory agreement with the Fund (the “Advisory Agreement”).

B.	Palmer Square

Palmer Square is a limited liability company organized under the laws of the State of Delaware.  Palmer Square is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser will be registered as an investment adviser under the Advisers Act.  Palmer Square serves as the investment adviser to the PS Fund and may serve as investment adviser to future Funds.  Palmer Square’s primary business activity is providing investment management services to the PS Fund pursuant to an Advisory Agreement and to private hedge fund of fund partnerships.

1.	Investment Advisory Services

Under the terms of each Advisory Agreement, and subject to the oversight of the Board, the Adviser will be responsible for the overall management of each Fund’s business affairs and selecting the Fund’s investments according to the Fund’s investment objective, policies, and restrictions. In addition, pursuant to the Advisory Agreement, an Adviser may retain one or more sub-advisers, at its own cost and expense, for the purpose of managing the investment of all or a portion of the assets of a Fund.

For the investment management services that it provides to a Fund, an Adviser will receive the fee specified in the Advisory Agreement from the Fund based on the Fund’s average daily net assets. In the interest of limiting the expenses of a Fund, an Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for the Fund. An Adviser will pay a Fund’s Sub-Adviser(s), if any, out of the fee the Adviser receives from the Fund under its Advisory Agreement.

The terms of each Advisory Agreement will comply with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act. Each Advisory Agreement will be approved by the Board4, including a majority of the Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or the Adviser (the “Independent Trustees”) and will be approved by the initial shareholder of the Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreements.

The Funds would utilize the “Manager of Managers Structure” of investing. The Funds would be managed by an Adviser and one or more Sub-Advisers. A Fund’s assets may be divided into multiple segments or portions, each of which would be managed separately by a Sub-Adviser using its proprietary investment strategies to achieve the investment objective for its portion of the Fund.5

Subject to the oversight of the Board, an Adviser, acting as investment adviser for a Fund, will determine whether to employ, maintain or terminate (if necessary) a Sub-Adviser of a Fund and will designate that portion of the Fund’s assets that will be managed by a particular Sub-Adviser. An Adviser will negotiate the sub-advisory fees for each Sub-Adviser, which the Adviser will pay to the Sub-Adviser out of its own fee. An Adviser is responsible for (a) evaluating existing and prospective Sub-Advisers; (b) submitting recommendations to the Board concerning Sub-Advisers to be employed by a Fund; (c) monitoring and reporting to the Board concerning investment results of the Sub-Advisers; (d) allocating a Fund’s assets to the Sub-Advisers; (e) coordinating the investment activities of the Sub-Advisers; (f) ensuring compliance with applicable restrictions and limitations, including a Fund’s investment objective, policies and restrictions; and (g) when appropriate, recommending that the Board terminate the services of Sub-Adviser(s) employed by a Fund. An Adviser will provide professional advice to the Board as to the qualifications of those Sub-Advisers that are most likely, over time, to achieve the investment objective of a Fund.6 An Adviser may hire, in the future, a consultant or other service provider to assist with such process with respect to a Fund. The Board, including a majority of the Independent Trustees, will approve all Sub-Advisory Agreements.

4	The term “Board” also includes the board of trustees or directors of a future Fund.

5
In certain cases, an Adviser itself may manage the assets of a portion of a Fund directly pursuant to the authority granted in the Advisory Agreement. However, no relief is requested in this Application with respect to the Advisory Agreement, which, as discussed above, will remain subject to the requirements of Section 15(a) of the 1940 Act. The Advisory Agreement will also remain subject to the requirements of Rule 18f-2. In addition, all sub-advisory agreements with an Affiliated Sub-Adviser will remain subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

6
The Adviser may consider any factors that it determines are appropriate in evaluating a Sub-Adviser’s ability to meet the investment objective of a Fund, including, but not limited to, a Sub-Adviser’s (a) historical performance record; (b) investment approach relative to the approaches of each of the Fund’s other Sub-Advisers; (c) consistent performance in the context of the markets; (d) organizational stability and reputation; (e) quality and depth of investment personnel; (f) ability to apply its approach consistently; (g) compliance with federal and state securities laws; and (h) willingness to manage assets in accordance with the Fund’s investment objective, policies and restrictions.

Palmer Square anticipates Fund relationships with the Sub-Advisers to be stable over time and of extended duration. However, where a Sub-Adviser’s performance has been unsatisfactory and is adversely affecting the performance of a Fund (or a portion thereof) or if other circumstances arise which make a change necessary or desirable (e.g., the departure of key investment personnel or a change in control), Palmer Square expects an Adviser to recommend to the Board replacement of that Sub-Adviser as soon as is practicable.

2.	Investment Sub-Advisory Services

The Sub-Advisers will provide investment advisory services pursuant to the Sub-Advisory Agreements between each Sub-Adviser and an Adviser. Each Sub-Advisory Agreement provides that the Sub-Adviser has discretionary investment authority (including the selection of brokers and dealers for the execution of portfolio transactions) with respect to the portion of a Fund’s assets allocated to it by an Adviser, subject to supervision by the Adviser and the Board, the Fund’s investment objective, policies and restrictions as set forth in its registration statement, and all written guidelines, policies and procedures adopted by the Fund. As compensation for these services, each Sub-Adviser will receive a sub-advisory fee from the Adviser.

Each of the Sub-Advisory Agreements will be approved by the Board, including by a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.7 In addition, the terms of these Sub-Advisory Agreements will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Adviser to a Fund is or will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act.

Subject to approval by the Board and a majority of a Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of a Fund — including, in particular the selection and supervision of the Sub-Advisers — will be vested in the Adviser, subject to general oversight and approval by the Board. Thus, an Adviser will supervise the management and investment program and operations of a Fund and evaluate the abilities and performance of other money management firms to identify appropriate Sub-Advisers for the Fund’s strategies. After a Sub-Adviser is selected, the Adviser will continuously supervise and monitor the Sub-Adviser’s performance and periodically recommend to the Board which Sub-Advisers should be retained or released.

7
As of the date of this Application, the Board, including a majority of the Independent Trustees, has approved Sub-Advisory Agreements for the PS Fund for seven Sub-Advisers. It is expected that the number of Sub-Advisers employed with respect to the PS Fund could change over time. The Sub-Advisers are: Argonaut Management L.P.; Cramer Rosenthal McGlynn, LLC; Forum Asset Management, LLC; Glaxis Capital Management, LLC; Madison Street Partners, LLC; Pinebank Asset Management, L.P.; and SSI Investment Management, Inc.  Each existing Sub-Adviser is registered as an investment adviser under the Advisers Act and operates pursuant to a Sub-Advisory Agreement that meets the requirements of Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.  None of the existing Sub-Advisers is an Affiliated Sub-Adviser.

A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section V below.8 The Fund’s prospectus will contain the disclosure required by condition 2 set out in Section V below.

Each Fund will disclose that it operates pursuant to the terms and conditions of the exemption. Thus, all shareholders of a Fund will be informed of: (a) the means by which the Fund obtains advisory services, including a description of the Adviser, the Sub-Advisers, and their agreements with respect to the Trust; (b) that new Sub-Advisers can be employed without shareholder approval; and (c) that the Trust will provide Aggregate Fee Disclosure, as defined below.

III.	APPLICABLE LAW

A.	Shareholder Voting

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

8
A Fund will be required to obtain shareholder approval before relying on the order requested in this Application. If a Fund gets shareholder approval of the Manager of Managers Structure prior to the requested order being granted, the Fund’s prospectus will disclose at all times following that approval the potential existence, substance and effect of the requested order and the other disclosures provided for in condition 2 below.  If a Fund’s prospectus did not, at all times following shareholder approval of the Manager of Managers Structure, contain appropriate disclosure that the Fund has applied for, or has received, exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 to this application, the Fund will obtain shareholder approval before relying on the order.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

Section 15 of the 1940 Act applies to situations where, as here, a sub-adviser contracts with an investment adviser of an investment company. Accordingly, the Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements between an Adviser and each Sub-Adviser are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement. Therefore, without the exemption applied for herein, a Fund: (a) would be prohibited from entering promptly into a new Sub-Advisory Agreement or amending materially an existing contract with a Sub-Adviser; and (b) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in “control,” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

B.	Disclosure of Sub-Adviser Fees

The following provisions of the federal securities laws and rules thereunder have the effect of requiring the Trust to disclose the fees paid by a Fund to an Adviser and, if any, each of the Sub-Advisers:

1.           Form N-1A is the registration statement used by open-end management investment companies. Item 19(a)(3) of Form N-1A requires that the Trust set forth in its statement of additional information (“SAI”) with respect to each investment adviser the method of calculating the advisory fee payable by the Trust, including the total dollar amounts paid to each adviser by the Trust for the last three fiscal years.

2.           Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act. Subparagraphs (c)(1)(ii) and (c)(1)(iii) of Item 22 of Schedule 14A and paragraphs (c)(8) and (c)(9) of Item 22 of Schedule 14A, taken together, require that a proxy statement for a shareholder meeting at which an advisory contract is to be voted upon include, among other information, the “rate of compensation of the investment adviser” and the “aggregate amount of the investment adviser’s fees.” These items require the Trust to disclose, in proxy statements relating to shareholder meetings called for the purpose of voting on an Advisory Agreement or a Sub-Advisory Agreement, the fees paid to the Sub-Advisers and, if a change in fees is proposed, the existing and proposed rate schedule for management fees and advisory fees paid to the Adviser and Sub-Advisers.

More specifically, Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement of a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an existing investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the differences between (i) and (ii) stated as a percentage of the amount stated in (i).

3.           Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Regulation S-X, Sections 6-07(2)(a), (b) and (c), which are applicable to the Trust because it is a registered investment company under the 1940 Act, may be deemed to require the Trust’s financial statements to contain information concerning fees paid to the Sub-Advisers by an Adviser, the nature of the Sub-Advisers’ affiliations, if any, with the Adviser and the name of any Sub-Adviser accounting for 5% or more of the aggregate fees paid to the Sub-Advisers.

C.	General Exemptive Authority Under Section 6(c) of the 1940 Act

Section 6(c) of the 1940 Act provides, in part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any provisions of [the 1940 Act] . . . or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of [the 1940 Act].

IV.	REQUEST FOR EXEMPTIVE RELIEF

A.	Exemptions Requested

1.	Shareholder Voting Requirements

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder that require an Adviser and the Trust, on behalf of a Fund, to submit Sub-Advisory Agreements to the Fund’s shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement.

2.	Disclosure of Sub-Advisers’ Fees

Applicants further request, with respect to the disclosure of each Sub-Adviser’s fees, exemptions from various provisions of the 1940 Act and the rules thereunder, as discussed more fully below, so that Applicants need only disclose in the Trust’s registration statement, proxy statements, and financial statements required under Regulation S-X the “Aggregate Fee Disclosure,” as defined below. Specifically, Applicants request the following relief with respect to disclosure of each Sub-Adviser’s fees:

a.           Exemption from Item 19(a)(3) of Form N-1A, to the extent necessary to permit Applicants to disclose (both as a dollar amount and as a percentage of the respective Fund’s net assets) in the Trust’s registration statement only the Aggregate Fee Disclosure for a Fund. For a Fund, “Aggregate Fee Disclosure” means: (i) aggregate fees paid to the Adviser and any Affiliated Sub-Advisers; and (ii) aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers. The Aggregate Fee Disclosure for a Fund also will include separate disclosure of any sub-advisory fees paid to any Affiliated Sub-Adviser.

b.           Exemption from Rule 20a-1 under the 1940 Act, including particularly the requirements of Schedule 14A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9), to the extent necessary to permit Applicants to disclose in the Trust’s proxy statements only the Aggregate Fee Disclosure where required to provide disclosure in accordance with any of the above-described Items.

c.           Exemption from Regulation S-X, including particularly Sections 6-07(2)(a), (b) and (c), to the extent necessary to permit the Trust’s financial statements to contain only the Aggregate Fee Disclosure.

For the reasons set forth below, Applicants submit that the requested exemptions are in accordance with the standards of Section 6(c) of the 1940 Act.

B.	Shareholder Voting Requirements

Applicants seek an exemption to permit the Trust and an Adviser to enter into and materially amend Sub-Advisory Agreements, subject to Board approval, but without obtaining shareholder approval under Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Applicants believe this relief should be granted because: (1) each Adviser either operates or intends to operate a Fund in a manner different from that of a traditional investment company and doing so is appropriate in the public interest and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act; and (2) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholders interests are adequately protected through Board oversight.

The investment advisory arrangements for a Fund will be different from those of traditional investment companies. Under the traditional structure, the adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. With respect to a Fund, an Adviser, in addition to making investment decisions regarding the Fund’s asset allocation strategy, will select, supervise and evaluate one or more Sub-Advisers to make the day-to-day investment decisions for the investment portfolio of the Fund (or portion thereof) in accordance with the investment program established for the Fund by the Adviser. This is a service that the Adviser believes will add value to the investments of a Fund’s shareholders because the Adviser will be able to select those Sub-Advisers who have distinguished themselves through successful performance in the market sectors in which the Fund invests.

A Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Sub-Advisers. The Adviser will select those Sub-Advisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Sub-Advisers will, in turn, select and oversee the selection of portfolio investments. Under the Manager of Managers Structure, the selection or change in a Sub-Adviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.9

From the perspective of the shareholder, the role of the Sub-Advisers with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with a Fund’s investment objective and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Trust. Shareholders will rely on an Adviser’s expertise to select one or more Sub-Advisers best suited to achieve a Fund’s investment objectives. Shareholders will look to the Adviser when they have questions or concerns about the Trust’s management or about their Fund’s investment performance. Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or changes in his or her compensation. There is no compelling policy reason why a Fund’s shareholders should be required to approve the Sub-Advisers’ relationships with the Fund, any more than shareholders of a traditional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

9	Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

Applicants seek exemptions from the shareholder approval provisions of Section 15 of the 1940 Act to enable a Fund to act immediately upon the Adviser’s recommendations with respect to the Sub-Advisers by eliminating the expense and time delay involved in seeking shareholder approval. The shareholders of a Fund rely on the Adviser to perform these selection and monitoring functions and to respond immediately to any significant change in the advisory services provided to the Fund.

If the requested relief is not granted, when a new Sub-Adviser is retained by the Trust on behalf of a Fund, the Fund’s shareholders would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement of a Sub-Adviser is amended in any material respect (e.g., an increase in the sub-advisory fee), approval by the shareholders of the affected Fund would be required. In addition, the Trust would be prohibited from continuing to retain an existing Sub-Adviser whose Sub-Advisory Agreement had been “assigned” as a result of a change of control of the Sub-Adviser unless shareholder approval was obtained. In all of these cases, the need for shareholder approval would require the Trust to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of a Fund. This process is time-intensive, costly and slow and, in the case of a poorly performing Sub-Adviser or one whose management team has left, potentially harmful to a Fund and its shareholders.

The ongoing consolidation in the investment management industry has led to an increase in the number of changes in “control” of investment advisers, such as the Sub-Advisers. Under Section 15(a) of the 1940 Act, these consolidation transactions may trigger the automatic termination provision of any sub-advisory agreements that such advisers have with respect to an investment company, regardless of whether there is any change in the personnel that actually provide advisory services to such investment company. In the context presented here, requiring an Adviser and a Fund to obtain immediate and costly shareholder approval for every change in control of a Sub-Adviser would be unreasonably burdensome. In all of these cases, shareholder approval would require the Trust to call and hold a shareholder meeting, create and distribute proxy materials and solicit votes from shareholders on behalf of the affected Fund.

A Fund’s shareholders will be able to exercise control over their relationships with the Adviser, the party the shareholders will have chosen to hold accountable for investment results and related services. The requested relief will continue to provide significant protection for prospective shareholders comparable to the protection provided by Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. No Fund will rely on the order requested in this Application unless: (i) the operation of the Fund in the manner described in this Application has been approved by a majority of its outstanding voting securities or, in the case of a Fund that has not yet commenced operations, by its initial sole shareholder; and (ii) the nature of the Fund’s investment management and investment advisory arrangements is fully disclosed in the Trust’s registration statement. Accordingly, a prospective shareholder will have the opportunity to make an informed choice as to whether to invest in an entity having a Fund’s investment management and investment advisory arrangements.

Primary responsibility for management of a Fund, including the selection and supervision of Sub-Advisers, is vested in an Adviser, subject to the oversight of the Board. The Advisory Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirements for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in an Adviser in light of the management structure of the Trust and shareholders’ expectation that the Adviser will utilize its expertise and select the most able Sub-Advisers.

Under the requested order, the selection of each Sub-Adviser by an Adviser will continue to be subject to the scrutiny of the Board. One of the conditions set forth below specifically requires that Independent Trustees constitute a majority of the Board. The Board, including the Independent Trustees, will consider and vote on each proposed Sub-Advisory Agreement and any material amendment to an existing Sub-Advisory Agreement, thereby providing for independent scrutiny by persons bound by their fiduciary duty to look after the interests of a Fund’s shareholders.

Prospective shareholders will be provided with adequate information about each Sub-Adviser. The prospectus and SAI for a Fund will disclose information concerning the identity and qualifications of the Sub-Advisers in full compliance with Form N-1A (modified to permit Aggregate Fee Disclosure for which relief is being requested in this Application). If a new Sub-Adviser is retained, or a Sub-Advisory Agreement is materially amended, a Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497 under the 1933 Act, as applicable. Furthermore, a Fund will furnish to shareholders, within 90 days of the date that a new Sub-Adviser is appointed, all information that would have been provided in a proxy statement (the “Information Statement”), modified to permit Aggregate Fee Disclosure. Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C under the 1934 Act, as well as the relevant requirements of Schedule 14A under the 1934 Act.

The contemplated arrangements are consistent with the protection of investors because they permit the Trust to avoid the administrative burden and expense associated with a formal proxy solicitation and provide adequate disclosure to shareholders. In the absence of the exemptive relief requested in this Application, shareholders would bear the higher expenses associated with a formal proxy solicitation and would receive essentially the same information. Moreover, Applicants note that mutual fund shareholders rarely if ever vote against approving a proposed advisory agreement that is recommended by management and the board of directors.

The standards for exemption from shareholder voting requirements pursuant to Section 6(c) of the 1940 Act are satisfied. Because of the organizational structure of a Fund, the granting of Applicants’ request for relief from the costs of special shareholder meetings and proxy solicitations and the potential delays of changing Sub-Advisers is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Disclosure of Sub-Adviser Fees

Applicants seek an exemption to permit a Fund to only provide the Aggregate Fee Disclosure under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; and (3) Sections 6-07(2)(a), (b) and (c) of Regulation S-X. Applicants believe that the relief should be granted because an Adviser will operate a Fund under a Manager of Managers Structure; consequently, disclosure of the individual fees that the Adviser pays to possibly multiple Sub-Advisers of the Fund would not serve any meaningful purpose.

The advisory fee that will be paid by an Adviser to the Sub-Advisers will be negotiated by the Adviser acting as investment adviser to a Fund, with the expectation that the Adviser will seek to negotiate the lowest appropriate advisory fee to the Sub-Advisers. Palmer Square’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If an Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts, the benefits of which are likely to be passed onto shareholders. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The non-disclosure of Sub-Advisers’ fees is in the best interest of a Fund and its shareholders where such disclosures would increase costs to shareholders without an offsetting benefit.

The disclosure of fees paid to individual Sub-Advisers would also lessen a Fund’s ability to operate in the Manager of Managers Structure. The ability to negotiate reductions from “posted” Sub-Adviser fees is an important element of this structure and a Fund’s ability to offer investors a Manager of Managers Structure investment product at a price which is competitive with single adviser investment companies. The Manager of Managers Structure will provide an important and beneficial alternative to single adviser funds, and the investors and the public interest would not be well served if this alternative were unavailable at a competitive price.

Disclosure of individual Sub-Adviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser. In the case of a single adviser or traditional mutual fund, disclosure is made of the compensation of the adviser, but shareholders are not told or asked to vote on the salary paid by the adviser to individual portfolio managers. Similarly, in the case of a Fund, the shareholders will have chosen to employ an Adviser and to rely upon its expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of such funds to be told the individual sub-adviser’s fees any more than shareholders of a traditional single adviser investment company would be told of the adviser’s portfolio managers’ salaries.10

A Fund’s prospectus will disclose the advisory fee paid to an Adviser from a Fund’s assets, out of which the Adviser will compensate the Sub-Advisers, if any, of the Fund. The SAI will provide the Aggregate Fee Disclosure. Thus, each shareholder will possess information to determine whether, in that shareholder’s judgment, the total package of services is priced reasonably in relation to the services and costs that the shareholder could obtain elsewhere. The fee payable to an Adviser by a Fund will not be increased without the approval of the shareholders of the Fund.

The standards for an exemption to permit Aggregate Fee Disclosure pursuant to Section 6(c) of the 1940 Act are satisfied. For the reasons stated above, the granting of Applicants’ request for relief from the potential higher Sub-Advisory fees that would result from the public disclosure of each Sub-Adviser’s fee rate is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

D.	Precedents for Relief

The relief requested in this Application is similar to the relief granted in Sterling Capital Funds, et al.; ICA Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Simple Alternatives, LLC, et al.; ICA Release Nos. 29616 (Mar. 24, 2011) (notice) and 29629 (Apr. 19, 2011) (order); and Highland Capital Management, L.P., et al.; ICA Release Nos. 29445 (Sept. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order).

E.	Commission Proposed Rule

Applicants agree that the requested order will expire on the effective date of any Commission rule adopted under the 1940 Act that provides substantially similar relief to that in the requested order.

V.	CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.           Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

10
Under the Commission’s disclosure requirements applicable to fund portfolio managers, see Investment Company Act Release No. 26533 (Aug. 23, 2004), a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.”  Applicants state that each Fund’s SAI describes, and will continue to describe, the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Adviser.  In addition to this disclosure with respect to portfolio managers, Applicants state that the SAI describes, and will continue to describe, the structure of, and method used to determine, the compensation received by a Sub-Adviser.

2.           Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.           Within 90 days of the hiring of a new Sub-Adviser, Fund shareholders will be furnished all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of the new Sub-Adviser. To meet this obligation, each Fund will provide shareholders, within 90 days of the hiring of a new Sub-Adviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.           An Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.           At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.           Whenever a sub-adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.           Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.           Each Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

9.           Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.           An Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Sub-Advisers; (d) monitor and evaluate the performance of Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund’s investment objective, policies and restrictions.

11.           No Trustee or officer of the Trust or a Fund, or director, manager or officer of an Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

12.           Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.           In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VI.	CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

Investment Managers Series Trust
803 West Michigan Street
Milwaukee, WI 53233

Palmer Square Capital Management LLC
4200 West 115th Street
Leawood, KS 66211

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

Laurie A. Dee, Esq.
Bingham McCutchen LLP
Plaza Tower, 18th Floor
600 Anton Boulevard
Costa Mesa, CA 92626
(714) 830-0679 (Office)
(714) 830-0700 (Fax)

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the agreement and declaration of trust, articles of incorporation, and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application. The Board of Trustees of the Trust and the management of Palmer Square have each adopted a resolution that authorizes the filing of this Application and any amendments hereto. Certified copies of each of the Trust’s and Palmer Square’s resolutions authorizing the filing of the Application are attached hereto as Exhibits A-1 and A-2. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 and B-2.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

IN WITNESS WHEREOF, each Applicant has caused this Amended and Restated Application to be duly executed as of the date set forth below:

INVESTMENT MANAGERS SERIES TRUST

August 15, 2011

By: /s/ Rita Dam
Name: Rita Dam
Title: Treasurer

PALMER SQUARE CAPITAL MANAGEMENT LLC

August 15, 2011

By: /s/ Christopher D. Long
Name: Christopher D. Long
Title: President

EXHIBITS TO APPLICATION

The following materials are part of this Application and are attached hereto:

Document	Designation
Certification of Trust Pursuant to Rule 0-2(c)(1)	Exhibit A
Certification of Adviser Pursuant to Rule 0-2(c)(1)	Exhibit B
Verification of Trust Pursuant to Rule 0-2(d)	Exhibit C
Verification of Adviser Pursuant to Rule 0-2(d)	Exhibit D

EXHIBIT A – CERTIFICATION OF TRUST PURSUANT TO RULE O-2(c)(1)

INVESTMENT MANAGERS SERIES TRUST

I, Rita Dam, do hereby certify that I am the duly elected Treasurer of Investment Managers Series Trust (the “Trust”); that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Trust Instrument and By-Laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of Trustees of the Trust adopted the following resolution at a meeting duly called and held on March 30 and 31, 2011, in accordance with the By-Laws of the Trust:

RESOLVED, that the appropriate officers of the Trust be, and hereby are, authorized to file on behalf of the Trust an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and Palmer Square Capital Management LLC (“Adviser”) from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the supervision of the Trust’s Board of Trustees, to appoint  new sub-advisers to a Trust series for which the Adviser serves as investment adviser (each a “Sub-Advised Series”) and to make material changes to the sub-advisory agreements with sub-advisers to the Sub-Advised Series without obtaining shareholder approval of the applicable Sub-Advised Series; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation.

Dated:    April 8, 2011

INVESTMENT MANAGERS SERIES TRUST

By:	/s/ Rita Dam
Name: Rita Dam
Title: Treasurer

EXHIBIT B – CERTIFICATION OF ADVISER PURSUANT TO RULE O-2(c)(1)

PALMER SQUARE CAPITAL MANAGEMENT LLC

I, Christopher D. Long, do hereby certify that I am the duly elected President of Palmer Square Capital Management LLC (the “Adviser”); that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Adviser’s organizational documents have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Manager of the Adviser has adopted the following resolution on April 8, 2011 in accordance with its organizational documents:

RESOLVED, that that the appropriate officers of the Adviser be, and hereby are, authorized to file on behalf of the Adviser an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting Investment Managers Series Trust (“Trust”) and the Adviser from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the supervision of the Trust’s Board of Trustees, to appoint  new sub-advisers to a Trust series for which the Adviser serves as investment adviser (each a “Sub-Advised Series”) and to make material changes to the sub-advisory agreements with sub-advisers to the Sub-Advised Series without obtaining shareholder approval of the applicable Sub-Advised Series; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation.

Dated:     April 8, 2011

PALMER SQUARE CAPITAL MANAGEMENT LLC

By:	/s/ Christopher D. Long
Name: Christopher D. Long
Title: President:

EXHIBIT C – VERIFICATION OF TRUST PURSUANT TO RULE O-2(d)

INVESTMENT MANAGERS SERIES TRUST

The undersigned states that she has duly executed the attached application dated August 12, 2011, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Investment Managers Series Trust (“Trust”); that she is Treasurer of the Trust and is authorized to sign the Application on behalf of the Trust; and that all action by shareholders and the Trust’s Board of Trustees necessary to authorize the undersigned to execute and file the application has been taken.  The undersigned further states that she is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information, and belief.

Dated:     August 12, 2011

By:	/s/ Rita Dam
Name: Rita Dam
Title: Treasurer

EXHIBIT D – VERIFICATION OF ADVISER PURSUANT TO RULE O-2(d)

PALMER SQUARE CAPITAL MANAGEMENT LLC

The undersigned states that he has duly executed the attached application dated August 12, 2011, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Palmer Square Capital Management LLC (“Adviser”); that he is President of the Adviser and is authorized to sign the Application on behalf of the Adviser; and that all action by shareholders and directors necessary to authorize the undersigned to execute and file the application has been taken.  The undersigned further states that he is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information, and belief.

Dated:     August 12, 2011

By:	/s/ Christopher D. Long
Name: Christopher D. Long
Title: President